UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Proxy Materials for Special General Meeting

Further to the notice on the postponement of the Special General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) originally scheduled for February 2, 2026, the Company hereby announces that the date of the Meeting has been rescheduled for Thursday, March 12, 2026. The Meeting will be held at 3:00 p.m. local (Israel) time, at Jeffs’ Brands’ principal executive offices, which are located at 7 Mezada St. Bnei Brak, 5126112 Israel.

Annexed hereto and incorporated by reference herein are the copies of the following documents that are being distributed by the board of directors of Jeffs’ Brands to Jeffs’ Brands’ shareholders in connection with the Meeting.

(i)	Notice and Proxy Statement, each dated February 5, 2026, describing the proposals to be presented at, and logistical information related to, the Meeting (Exhibit 99.1); and

(ii)	Proxy Card for use by Jeffs’ Brands’ shareholders for voting on the proposals to be presented at the Meeting (Exhibit 99.2).

In light of the rescheduled Meeting date, a new record date has been set for the Meeting. Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Monday, February 9, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibits

Exhibit No.	Title of Exhibit
99.1	Notice of, and Proxy Statement for, a Special General Meeting of Jeffs’ Brands Ltd, each dated February 5, 2026.
99.2	Proxy Card for use in connection with a Special General Meeting of Jeffs’ Brands Ltd.

Incorporation by Reference

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1 and 99.2 hereto, are incorporated by reference are hereby incorporated by reference into the Company’s: (i) registration statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341); and (ii) the registration statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: February 5, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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